Exhibit 99.1

News Release

NORBORD INC. ANNOUNCES ELECTION OF BOARD OF DIRECTORS

TORONTO, ON (May 3, 2018) – Norbord Inc. (TSX and NYSE: OSB) announced results from its 2018 annual meeting of shareholders held earlier today. All of the eight nominees listed in the Corporation’s Management Proxy Circular dated March 5, 2018 proposed by management for election to the Board of Directors at the annual meeting of shareholders were elected by acclamation. The Directors will remain in office until the next annual meeting of shareholders or until their successors are elected or appointed. The proxies received by management were as follows:

	Votes in Favour		Votes Withheld
Name	#	%	#	%
Jack L. Cockwell	35,221,674	40.75	24,673,408	28.54
Pierre Dupuis	57,603,947	66.64	2,291,135	2.65
Paul E. Gagné	59,442,206	68.76	452,876	0.52
J. Peter Gordon	41,758,518	48.31	18,136,564	20.98
Paul A. Houston	57,966,180	67.06	1,928,902	2.23
Denise M. Nemchev	59,806,742	69.19	88,340	0.10
Denis A. Turcotte	41,667,037	48.20	18,228,045	21.09
Peter C. Wijnbergen	47,277,614	54.69	12,617,467	14.60

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $2.1 billion and employs approximately 2,750 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

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Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com